BOD decision to incorporate SH Asset Management as a direct subsidiary

On September 24, 2008, the Board of Directors of Shinhan Financial Group (“SFG”) resolved to incorporate SH Asset Management as its direct subsidiary, in preparation for the integration of the two asset management subsidiaries of SFG.

Currently, SH Asset Management is wholly owned by Shinhan Bank, our bank subsidiary. SFG plans to purchase 9,000,000 common shares or 100% of SH Asset Management from Shinhan Bank at an aggregate purchase price of KRW 171,207 million.

Cash settlement will take place in November 2008 subject to the approval of the Financial Service Commission.